Lufthansa

RECEIVED

2005 DEC 21 P 1:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 14 Dezember 2005	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

05013454

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

U. Schlosser

Ulrike Schlosser

PROCESSED

DEC 21 2005

THOMSON
FINANCIAL

Enclosures

dlw 12/21

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Reports Monthly Reports

Monthly Report 11/2005

► **Investor Info**

► **Traffic Figures**

Investor Info

Change in capacity utilisation in November 2005 compared with previous year


80
75
70
%
65
60
55
2005
2004
PassengerLF
CargoLF
GroupLF

Increase in passenger numbers, sales and load factor

Last month the Lufthansa Group airlines reported strong growth in sales (+3.4 per cent) and passenger numbers (+3.6 per cent). The passenger count rose to more than 4 million – the highest-ever figure for the month of November. As capacity had only been increased by a moderate 2.1 per cent, the passenger load factor rose by 0.9 percentage points to 73.1 per cent.
The strongest growth was in the Middle East/Africa region, where passenger numbers rose by 10.6 per cent, and sales by 7.2 per cent. At 70.5 per cent, capacity utilisation was also significantly higher than a year ago (+3.4 pp). The Americas traffic region meanwhile achieved the unusually high load factor for November of 80.8 per cent (+2.9 pp), capacity having been scaled back by 5.2 per cent, while sales declined by just 1.7 per cent. In Asia/Pacific, demand jumped 6.2 per cent. However, since capacity had been boosted by 7.8 per cent due to new routing and the deployment of larger aircraft, the passenger load factor slipped 1.1 percentage points to 78.3 per cent. In Europe, Lufthansa succeeded in selling the targeted capacity increase (+5.2pp) on the market. Sales climbed 6.3 per cent, lifting the load factor by 0.6 percentage points to 61.3 per cent.
Lufthansa Cargo successfully fine-tuned its offering to meet demands. As a result, the cargo load factor for November was virtually held at its prior-year level, falling only 0.6 percentage points to 68.8 per cent. The volume of freight and mail transported declined by 1.1 per cent year-on-year to 155,000 tonnes.
At 70.7 per cent, the Group's overall load factor (passengers and cargo) was virtually on a par with the November 2004 figure, dropping by just 0.5 percentage points.

Twelve new CRJ-900s for the Lufthansa fleet

At its meeting on 7 December, the Lufthansa Supervisory Board approved the purchase of twelve short-range, 84-seater CRJ-900 aircraft. They will replace the 50-seater CRJ-200.

Lufthansa Cargo lowers fuel surcharge

On 5 December, Lufthansa Cargo reduced its fuel surcharge to 45 euro cents per kilo of

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actual freight weight in line with the Fuel Price Index.

Lufthansa complies with corporate governance recommendations
In their declaration of compliance the Lufthansa Executive Board and Supervisory Board confirmed that they have complied in full with the recommendations of the German Corporate Governance Code and that they will continue to do so in future.

Cooperation extended to cargo business
Lufthansa Cargo and Swiss WorldCargo have sealed a comprehensive capacity agreement under which each airline can use selected freight capacity on the other partner's network. In Quebec and Ontario, the two carriers will bundle their sales and distribution activities from 1 January 2006.

The **next Investor Info** with the traffic figures for December 2005 will be published on 10 January 2006.

Additional financial information is available on our website: www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 December2005

Traffic Figures

Lufthansa Passenger Business Group*	**November 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,095	+ 3.6	47,557	+ 0.5
Available seat-kilometres (mio)	11,283	+ 2.1	133,353	+ 2.5
Revenue pax-kilometres (mio)	8,249	+ 3.4	100,495	+ 4.0
Passenger load factor (per cent)	73.1	+ 0.9P.	75.4	+ 1.1P.
Number of Flights	52,633	+ 0.7	576,738	+ 0.3

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**November 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	155	- 1.1	1,590	- 0.7
Available Cargo tonne-km (mio)	987	- 3.3	11,074	+ 1.6
Revenue Cargo tonne-km (mio)	679	- 4.2	7,163	- 1.3
Cargo load-factor (%)	68.8	- 0.6P.	64.7	- 1.9P.
Number of Flights	2,326	- 8.7	27,193	+ 15.9

Lufthansa Group	**November 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,135	+ 0.5	24,445	+ 2.3
Revenue tonne-kilometres (mio)	1,510	- 0.2	17,286	+ 1.7
Overall load factor (per cent)	70.7	- 0.5P.	70.7	- 0.4P.
Number of Flights	54,959	+ 0.3	603,931	+ 0.9

Europe (incl. Germany)	**November 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,198	+ 4.2	36,650	- 0.2
Available seat-kilometers (mio)	3,497	+ 5.2	39,206	+ 1.3
Revenue pax-kilometers (mio)	2,145	+ 6.3	25,443	+ 2.2
Passenger load-factor (%)	61.3	+ 0.6P.	64.9	+ 0.6P.

Cargo/mail in 1,000 tonnes	64	- 3.9	666	- 2.9
Available Cargo tonne-km (mio)	104	- 12.6	1,153	- 8.0
Revenue Cargo tonne-km (mio)	47	+ 2.8	485	+ 0.2
Cargo load-factor (%)	45.0	+ 6.7P.	42.0	+ 3.4P.

America (North & South)	**November**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	406	- 3.5	5,617	+ 0.6
Available seat-kilometers (mio)	3,635	- 5.2	49,621	+ 0.3
Revenue pax-kilometers (mio)	2,936	- 1.7	40,225	+ 2.4
Passenger load-factor (%)	80.8	+ 2.9P.	81.1	+ 1.7P.
Cargo/mail in 1,000 tonnes	43	+ 2.2	441	+ 5.9
Available Cargo tonne-km (mio)	346	- 3.8	4,268	+ 8.0
Revenue Cargo tonne-km (mio)	252	- 5.5	2,819	+ 3.5
Cargo load-factor (%)	73.0	- 1.3P.	66.0	- 2.9P.

Asia/Pacific	**November**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	327	+ 4.4	3,508	+ 6.0
Available seat-kilometers (mio)	3,149	+ 7.8	34,131	+ 6.3
Revenue pax-kilometers (mio)	2,466	+ 6.2	27,245	+ 7.3
Passenger load-factor (%)	78.3	- 1.1P.	79.8	+ 0.7P.
Cargo/mail in 1,000 tonnes	38	- 0.8	385	- 4.0
Available Cargo tonne-km (mio)	453	- 1.8	4,758	- 2.7
Revenue Cargo tonne-km (mio)	326	- 4.6	3,340	- 6.0
Cargo load-factor (%)	72.1	- 2.1P.	70.2	- 2.5P.

Middle East & Africa	**November**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	163	+ 10.6	1,755	+ 4.8
Available seat-kilometers (mio)	990	+ 2.0	10,320	+ 5.8
Revenue pax-kilometers (mio)	698	+ 7.2	7,536	+ 7.5
Passenger load-factor (%)	70.5	+ 3.4P.	73.0	+ 1.1P.
Cargo/mail in 1,000 tonnes	10	+ 3.2	98	+ 1.2
Available Cargo tonne-km (mio)	85	+ 4.2	894	+ 11.5
Revenue Cargo tonne-km (mio)	53	- 1.0	519	+ 4.2
Cargo load-factor (%)	62.8	- 3.3P.	58.0	- 4.1P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 December2005

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News/Up to date News

7 December 2005

Lufthansa

New aircraft for Lufthansa regional fleet

Supervisory Board approves purchase of twelve Bombardier CRJ-900s

The Supervisory Board of Deutsche Lufthansa AG approved at its meeting today the placement of orders for twelve short-haul CRJ-900 aircraft with 84 seats. In buying the competitive, cost-efficient and modern plane, Lufthansa is leading the industry-wide trend towards the deployment of larger aircraft in regional air traffic.

The competitiveness and cost-efficiency of the regional fleet are of crucial importance in Lufthansa's European operations and for feeder flights to intercontinental connections at its major hubs. With competitive feeder traffic, the Group is aiming to grow, maximise its opportunities and open up perspectives for its staff. For customers, Lufthansa is laying on an array of point-to-point flights between destinations in Germany and Europe as well as connections to beyond flights at its hubs to around 800 destinations in 140 countries.

Simultaneously, Lufthansa is continuing its investment in one of Europe's most modern fleets, combining high fuel efficiency with low emission levels. The twelve new CRJ-900s are to replace 50-seater CRJ-200s. The Lufthansa regional fleet currently consists of a total of 160 aircraft.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck/ Christine Ritz
Telefon +49 69 696 – 50952 /- 51014
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 7 December 2005

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29 November 2005

RECEIVED
2005 DEC 21 P 1:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Lufthansa

Lufthansa Systems to become stock corporation

Effective January 1, 2006, Lufthansa Systems Group GmbH will be converted into a stock corporation. This decision made by the Group Executive Board of Deutsche Lufthansa AG was confirmed by the Supervisory Board of Lufthansa Systems on Thursday, November 24, 2005. After Cargo, Technik (MRO), LSG (Catering) and Thomas Cook (Leisure Travel), the IT Services segment will be the latest Lufthansa Group company that is transformed into a stock corporation. Lufthansa Systems will remain a wholly-owned subsidiary of Deutsche Lufthansa.

As one of the leading IT service providers for the airline and aviation industries worldwide the Lufthansa subsidiary covers the entire range of IT services, including consulting, development, implementation and operation. Lufthansa Systems provides its IT infrastructure and operations services to a variety of industries. Headquartered in Kelsterbach near Frankfurt/Main, Germany, the company has branches in Germany and 17 countries and employs about 4,500 people worldwide. In business year 2004, Lufthansa Systems recorded sales of EUR 628 million.

Frankfurt, 29 November 2005

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News/Up to date News

21 November 2005

Lufthansa

Lufthansa Cargo lowers fuel surcharge to 0.45 Euro/kg

Fuel Surcharge is reduced third time in a row

Lufthansa Cargo is reducing its fuel surcharge, effective 5 December 2005, from 0.50 to 0.45 euro per kilo of actual freight weight. The company is effecting the reduction in response to the continued fall in fuel prices.

The fuel surcharge is governed by a methodology based on the fuel price index. The index reflects the average price of aviation fuel on the world's five major spot markets and is used as a tool for adapting the fuel surcharge up or down, whenever the index exceeds or falls below a specific threshold or benchmark for two consecutive weeks.

The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, allowing customers to understand how adjustments to the surcharge are calculated. Updates and further details of the methodology are available on the website www.lufthansa-cargo.com.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 21 November 2005

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15 November 2005

Lufthansa

Lufthansa Cargo and Swiss WorldCargo conclude capacity agreement

Guaranteed capacity access to benefit both airlines' customers

Lufthansa Cargo and Swiss WorldCargo have concluded a comprehensive capacity agreement under which each airline can make use of selected cargo capacity on the partner airline's network. The accord guarantees each partner a certain amount of cargo capacity on each of the other partner's flights.

From December 1, 2005 Lufthansa Cargo will guarantee customers of Swiss World Cargo capacity on flights from Frankfurt to Shanghai, Tokyo, Osaka, Nagoya, Madras and Tehran. Lufthansa Cargo customers can already make use of Swiss WorldCargo capacity on the Zurich-Frankfurt, Karachi-Zurich and Montreal-Zurich routes.

For further information visit swissworldcargo.com or lufthansa-cargo.com.

Lufthansa Cargo
Nils Haupt
Director Corporate Communications
Phone +49 69 69691123
E-mail nils.haupt@dlh.de

Swiss WorldCargo
Bernd Maresch
General Manager Marketing & PR
Phone +41 44 564 50 50
E-mail bernd.maresch@swiss.com

Frankfurt/Zurich, 15 November 2005

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News/Up to date Notification under Section 15a WpHG

Notification under Section 15a WpHG (Directors' Dealings)



§ 15a of the German Securities Trading Act (WpHG) requires members of the Executive and Supervisory Board as well as comparable company executives of Deutsche Lufthansa AG to disclose transactions in Lufthansa shares or relating financial instruments once their value exceeds in aggregate the sum of € 5,000 by the end of the calendar year. Natural persons and legal entities closely related to the aforementioned persons are subject to the same obligation. We will publish the relevant obligatory disclosures on this page.

▶ Lufthansa Executive Board participates in "LH Performance 2005"

All three members of the Lufthansa Executive Board have taken part in the Lufthansa performance programme "LH-Performance 2005". Wolfgang Mayrhuber (Chairman and CEO) and Stefan Lauer (Chief Executive Aviation Services and Human Resources) invested their own existing Lufthansa shares in the performance-related scheme, CFO Dr. Karl-Ludwig Kley participated by acquiring additional shares on the stock market.

Carsten Spohr and Carl Sigel, both members of the Airline Board, have also opted to invest in "LH-Performance 2005"; Carsten Spohr by investing his own existing shares, Carl Sigel by buying additional Lufthansa shares on the stock market.

Here your will find more information on the performance programme "LH-Performance"

November 2005

▷ Click here for the **Directors' Dealings** disclosures (in German language)

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The Share Stock programmes

Share programmes for employees and executives



Employee shares and LH-Chance

For many years, Lufthansa has given its employees an opportunity to share in the company's success. In 1970, for the first time, staff has been able to choose between a cash bonus or Lufthansa shares. Since 1996 the share payout has involved two options: staff can choose between traditional employee shares or, as part of the "LH-Chance" programme, they can buy extra shares by taking out an interest-free loan from the company.

In 2005, the "LH-Chance" programme was offered for the eigthth consecutive time. In all, 40 per cent of Lufthansa's workforce in Germany opted for profit-sharing in the form of Lufthansa stock, while 60 per cent chose a cash payment. Approximately half of Lufthansa employees are now shareholders in the company.

LH-Performance

Members of the Executive Board and management participated again in the executive programme "LH-Performance 2005".This performance-related incentive scheme, which was first launched in 1997, consists of an investment in Lufthansa shares coupled with an outperformance option. Since 2003, participants are able to contribute their own Lufthansa shares to the programme as their investment. Lufthansa grants a 30 per cent discount on the shares purchased under this scheme. A vesting period restricts the selling of the shares until the end of the programme after three, three-and-a-half or four years, depending on the date chosen by the employee to exercise the outperformance option. Upon expiry of the scheme, participants receive a bonus payment if the Lufthansa share performs better throughout the programme than a benchmark basket composed of stocks of publicly listed European competitors. The basket for "LH-Performance 2005" consists of the following companies:

Air France/KLM	25 %	Alitalia	10 %
British Airways	25 %	easyJet	10 %
Alitalia	10%	Ryanair	10 %

For every percentage point by which the Lufthansa share price outperforms the benchmark basket, participants receive a bonus payment. This increases incrementally in line with the outperformance level, up to a maximum of 30 per cent outperformance. The payment is calculated on the basis of the weighted average share prices on the final 100 trading days before the beginning and end of the programme, respectively.

As in the year before, employees with non-tariff salary contracts were also invited to participate in a performance-related incentive scheme. "LH-PerformanceAT 2005" runs for three years and entitles participants to receive a bonus, depending on the outperformance of the Lufthansa share compared with the stock of rival companies. The benchmark basket is identical to that used in the executive programme "LH-Performance 2005".

By coupling a personal share investment with an outperformance option, LH-Performance on the one hand turns participants into shareholders who fully assume any related risk and reward, and on the other hand gratifies their entrepreneurial performance. Early on, Lufthansa thus succeeded in creating an executive programme that does not inhibit any of the problems encountered subsequently in share option programmes introduced by some other companies.

The terms of the "LH-Performance" programmes are also duly honoured by investors and the press. In 2005, for the fourth year in succession, Union Investment rated "LH-

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Performance" as the best stock option scheme of all 30 blue-chip companies listed in the DAX 30 index. The features that drew particular praise were the direct comparison with other companies in the airline sector and the risk participation of management through investing their own money.

In all expired "LH-Performance" programmes the Lufthansa share performed considerably better than the shares of its competitors.

	Expiry of programme	Outperformance
LH-Performance 1997	2000	75 %
LH-Performance 1998	2001	75 %
LH-Performance 1999	2002	29 %
LH Performance 2000	2004	13 %
LH-Performance 2001	2005	- 7,8 %

The ongoing programmes from 2001 to 2004 had yielded no outperformance by year-end 2004.

Last update: 16 November 2005

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Shareholder Information

Lufthansa

Lufthansa lifts nine-month operating result to € 471 m and raises forecast

In the first nine months of the year, the Lufthansa Group increased its operating profit by € 220 m to € 471 m. Profits after tax rose sharply in parallel by € 252 m to € 416 m. The Executive Board has again raised its full-year forecast and is now anticipating an operating profit of significantly over € 400 m.

From January to September 2005 the Lufthansa Group's revenues totalled € 13.3 bn, which is 4.3 per cent more than at the same stage in 2004. Successful sales and capacity management as well as higher average yields pushed up traffic earnings by 6.2 per cent to € 10.2 bn. Other operating income, boosted by book profits from asset sales, rose year-on-year by 4.9 per cent to € 1.1 bn.

The drastic rise in fuel prices lifted operating expenses by 5.3 per cent to € 13.8 bn. During the term, the Lufthansa fuel bill was up on the year-ago period by € 550 m (+ 42.6 per cent) to € 1.8 bn. Had it not been for successful hedging, the fuel bill would have been € 221 m higher still.

The cash flow from operating activities remained at the high level of € 1.3 bn. Capital expenditure of around € 1.0 bn, of which € 501 m were invested in aircraft, was once again fully funded from cash flow.

Extracts from 3rd Interim Report see page 3.

Lufthansa holds stake of 5.01 per cent in Fraport

At the end of October, Lufthansa had acquired 4.95 per cent of the nominal capital of the Frankfurt Airport operator, Fraport AG. The purchase price of around € 170 m was paid from existing financial resources. In early November, Lufthansa raised its stake to 5.01 per cent. The shareholding will strengthen Lufthansa's partnership with Fraport and the airline's position at the major Frankfurt hub.

Sale of stakes in Amadeus and Loyalty Partners

Lufthansa has in recent months taken further steps to trim its portfolio of trade investments as part of its strategic realignment and focusing on core business. In July 2005, the remaining 5.1 per cent shareholding in Amadeus Global Travel Distribution was sold to WAM Acquisition S.A. for € 219 m, realising a book profit of € 180 m. In turn, Lufthansa took out an 11.4 per cent participating interest in WAM for approximately € 100 m. On 30 September, Lufthansa sold its 52.6 per cent stake in Loyalty Partner GmbH to the UK investment company Palamon Capital Partner. Lufthansa realised a book profit of € 107 m.

Lufthansa/SWISS integration on track

After obtaining the go-ahead from the EU Commission and the US antitrust authority at the start of July, Lufthansa increased its shareholding in AirTrust – which now holds 99.4 per cent of SWISS equity - to 49 per cent. The complete takeover of the Swiss carrier will be accomplished once its air traffic rights have been secured (end of 2006 at the earliest). On 2 September, AirTrust filed a claim for invalidation of the remaining free-float SWISS shares. The court action is likely to be concluded before the end of the year.

On 22 September, the SWISS Board of Directors was reconstituted at an extraordinary general meeting and downsized from eight to five members. Lufthansa Chairman and CEO Wolfgang Mayrhuber and Dr. Klaus G. Schlede, Chairman of the audit committee of Lufthansa's Supervisory Board, were newly elected to the SWISS Board of Directors as representatives of Lufthansa.

The integration of SWISS into the Lufthansa Passenger Business group is making good progress. Codesharing began on 30 October on flights between Germany and Switzerland and the timetable has been coordinated at the Frankfurt, Munich and Zurich hubs. The two airlines also have set up joint check-in counters at the Frankfurt, Munich and Zurich hubs as well as in Basel and Geneva. At the other airports in Germany and Switzerland as well as in Dubai and Cairo, both airlines are housed in the same terminals. The Swiss carrier is also a partner in the Lufthansa PartnerPlusBenefit corporate bonus programme.

The next step is the integration of the Swiss TravelClub into Miles & More on 1 April 2006. SWISS will represent Miles & More in Switzerland and support the Swiss participants and partners. This is additionally an important step towards SWISS membership of Star Alliance scheduled for the second quarter 2006.

On the logistics front, Lufthansa Cargo and Swiss WorldCargo are currently harmonising their product and services portfolio. As a first result, they have reached an agreement on mutual use of airfreight capacities on each other's flights, beginning 1 December.

The takeover of SWISS will generate substantial synergies in both revenues and costs; they will rise progressively to around € 165 m yearly from 2008. The total acquisition price of SWISS will amount to between around € 45 m and € 300 m depending on Lufthansa's

Editorial information

Deutsche Lufthansa AG
Investor Relations
Von-Gablenz-Str. 2 - 6
50679 Cologne
Germany
Tel. + 49 221 826 24 44
Fax + 49 221 826 22 86/36 46
email: CGN IR AW@dlh.de or
CGNIRSEK@dlh.de

Financial Data 2006/7

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January – March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January – June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January – September 2006
18 April 2007	Annual General Meeting Cologne

Financial information per email and on the Internet

You will find the annual report, interim reports, monthly traffic figures, reports on financial press conferences and the annual general meeting (including voting results) as well as a host of information about the companies in the Lufthansa Group and its structure on our www.lufthansa-financials.com website. Financial information is also there as are ad hoc releases and obligatory disclosures. The website additionally includes charts, tables and the latest presentations by members of the Executive Board. You can use our order service to order print copies of the annual report and interim reports as well as subscribe to our email newsletter.

We are using our website to organise the AGM, allowing shareholders (for the past four years) to order admission tickets online or authorise a Lufthansa proxy to exercise their voting rights. Shareholders can also have their address in the share register changed online and, more recently, register online for their AGM invitation or have shareholder information emailed to them.

Up to now, more than 5,000 shareholders have opted to utilise this email service. The other shareholders will have the chance of doing so when they receive their invitation to the next AGM.

○ **New service accord with Fraport**

On 27 September, Fraport AG and Lufthansa signed a new five-year service agreement for Frankfurt Airport. The accord, covering price concessions, jointly developed process improvements and modified service packages, will realise yearly savings for Lufthansa in the region of two-digit millions. It applies to airport handling of aircraft operated by Lufthansa, Lufthansa Cargo and Lufthansa's regional partner airlines. A similar agreement has been concluded for Condor.

○ **New pay settlement cuts ground staff expenses**

Lufthansa and the ver.di transport workers' union reached a new pay settlement for about 12,000 ground personnel of Lufthansa AG and seven other Group companies on 6 October. The accord, which comes into force on 1 December, will cut staff costs appreciably in the long term. The agreement is part of the collective labour contract concluded in December 2004 in which the two sides agreed to conduct negotiations on specific pay settlements for individual business segments. A new pay structure for 7,000 LSG staff in Germany has been in effect since October 1.

○ **Action Plan implementing savings of € 708 m**

The Group is rigorously implementing its Action Plan designed to boost results by € 1.2 bn by year-end 2006. Projects and initiatives, aimed at cumulative cost-savings of € 430 m have been earmarked for the present business year. At 30 September, concrete steps were in progress to save € 708 m of the total € 780 m targeted by year-end 2005.

○ **"LH-Performance" again the best DAX-30 programme**

In its latest study conducted in autumn 2005, Union Investment - one of Germany's leading fund management companies - again voted "LH-Performance" the best stock option scheme of all 30 blue-chip companies listed in the German DAX index. "The airline's programme is impressive because beneficiaries have to invest a high percentage of their own money in each share option. Moreover, they earn a bonus only if the Lufthansa share outperforms a benchmark index composed of the company's seven major competitors," said Union Investment. LH Performance is open to participation by members of the Executive Board and senior management.

○ **Business Segments**

New destinations in eastern Europe

In its winter timetable Lufthansa expanded its eastern Europe programme. New in the route network are Donetsk and Dniepropetrovsk in the Ukraine. Capacities in European traffic are up by between five and six per cent compared with the 2004/05 winter flight schedule but the level on long haul has remained stable. The increase in capacity has come exclusively from more efficient utilisation of operational aircraft.

"Future European Operations" now operational unit

In order to strengthen European traffic, Lufthansa has integrated the "Future European Operations" programme into a new single unit which operates along similar lines to the hub management system in Frankfurt and Munich. The new unit will be responsible for traffic at the eleven other German airports, including operational and commercial management of the Lufthansa Regional network as well as the new BetterFly model which was launched at Hamburg airport on 13 October to serve 23 destinations in Europe. BetterFly is operating with five aircraft made available by the restructuring of European flight operations.

Fuel surcharges

Lufthansa and Lufthansa Cargo have both reacted with fuel surcharges in response to record oil prices. The surcharge on long-haul passenger flights is € 52, on other routes € 12 for each leg. The current surcharge of € 0.55 per kilo of actual freight weight is to be reduced in response to the decline in the oil price to € 0.45, effective 5 December.

Lufthansa Cargo well positioned in China

In September the Chinese joint subsidiary Jade Cargo International (Lufthansa Cargo stake: 49 per cent) ordered six new Boeing 747-400ER freighter aircraft scheduled for delivery between 2006 and 2008. The subsidiary is to begin flight operations in mid-2006, serving destinations in Asia, Europe and America. With Jade Cargo and the joint-venture flights of Air China Cargo, Lufthansa Cargo has established a strong position in the fast-growing Chinese airfreight market.

Lufthansa Technik strongly committed in Russia and the CIS states

Lufthansa Technik (LHT) is continuing its success story in Russia. Following the extension of the MRO service agreement for Siberia Airlines, LHT has signed a five-year Total Technical Support contract with Pulkovo Airlines. The LHT customer base for similar services includes Aeroflot Russian Airlines, Uzbekistan Airways, Georgian Airlines, Aerosvit and

The Lufthansa Group: Key Data

	Jan–Sep 2005	Jan–Sep 2004	Change in %
Revenue in €m	13,265	12,723	4.3
Of which traffic revenue in €m	10,248	9,652	6.2
EBITDA in €m	1,981	1,345	47.3
EBIT in €m	942	532	77.1
Profit/loss from operating activities in €m	581	659	-11.8
Group result in €m	416	164	–
Operating result in €m	471	251	87.6
Capital expenditure* in €m	1,047	1,292	-19.0
Cash flow in €m	1,292	1,415	-8.7
Total assets as at 30 September in €m	19,725	19,279	2.3
Shareholders' equity as at 30 September in €m	4,531	3,884	16.7
Employees as at 30 September	91,433	92,718	-1.4
Staff costs in €m	3,546	3,525	0.6
Profit/loss per share in €	0.93	0.39	–

* Capital expenditure without equity

As of 1 July 2005 we included AirTrust AG in the group of consolidated companies for the first time. Consequently SWISS is included in the interim financial statements using the equity method as from the third quarter. This partly hampers direct comparisons with the 2004 figures.

Date of disclosure: 10 November 2005

Lufthansa traffic figures

	Jan–Sep 2005	Jan–Sep 2004	Change in %
Passengers in (1,000s)	38,851	38,624	0.5
Passenger load factor in %	75.8	74.3	1.5 P
Freight/mail (in 1,000 tonnes)	1,278	1,280	-0.1
Cargo load factor in %	64.0	66.2	-2.2 P
Available tonne-km (mill.)	19,975	19,411	2.9
Revenue tonne-km (mill.)	14,110	13,776	2.4
Overall load factor in %	70.6	71.0	-0.4 P
Number of flights	490,807	485,801	1.0

its Boeing 747 freighters serviced by our MRO subsidiary. The LHT completion centre has landed its first contract for completion of a Boeing Business Jet with a VIP cabin for a Russian client. Lufthansa Technik has offices in Moscow and Tashkent and a representative in Kiev.

Airfoil Services expands capacity

Airfoil Services, a joint subsidiary of Lufthansa Technik and MTU Aero Engines in Kuala Lumpur, announced in October, to expand its product portfolio with advanced MRO processes at a new workshop. Its aim is to increase revenues fourfold to around 20 million US$ by 2010.

Lufthansa Systems in cooperation with Unisys

Lufthansa Systems is cooperating with Unisys, under a technology agreement signed in August, on replacement of the MultiHost airline system by the new passenger system FACE (Future Airline Core Environment). The new system, designed to deliver significant cost savings, handles core airline functions such as reservations/inventory, check-in and ticketing. Indonesia's Garuda airline and Britain's bmi have signed up as the first customers for the new system.

Thomas Cook sells Aldiana stake

Thomas Cook AG has sold 75.1 per cent of its shareholding in Aldiana GmbH, its German club brand, to the Spanish Group Santana Cazorla. By mutual agreement, the price has not been disclosed. The successful holiday club brand and its high quality standards will remain unchanged despite the change in ownership. Moreover, the new ownership structure provides Aldiana with significantly enhanced opportunities of opening additional clubs at new destinations in the future.

○ Extracts from 3rd Interim Report January – September 2005

The upward trend in the world air traffic industry continued. Buoyant demand for air transport services increased the transportation output of the airlines. However, IATA sees initial signs of a weakening of the industry's meteoric growth – owing principally to the high oil price and the fuel surcharges introduced by the carriers. This applies especially to airfreight traffic, in which markedly lower growth rates are now being recorded than a year ago.

During the period under review, the airlines in the Lufthansa Group increased their capacities (passenger and freight) by 2.9 per cent while sales grew at a lesser margin of 2.4 per cent. The overall load factor reached 70.6 per cent, almost on a par with the year-earlier level (-0.4 percentage points).

Between January and September 2005, a total of 38.9 million passengers (+0.5 per cent) flew with Lufthansa's passenger airlines. That growth was driven, as in the previous quarters, by long-haul business. Whereas available capacity was expanded by a moderate 2.6 per cent, 4.7 per cent more seat-kilometres were sold than in 2004. The passenger load factor increased accordingly by 1.5 percentage points to 75.8 per cent. Cargo business fell short of expectations with a transported volume of 1.3 million tonnes of freight and mail (-0.1 per cent). Despite capacity expansion of 2.7 per cent, the sales volume barely kept pace with last year's level (-0.7 per cent). The cargo load factor fell as a result by 2.2 percentage points to 64.0 per cent.

Revenue

In the third quarter of 2005 average yields developed positively. From January to September, they rose in the passenger business by 0.7 per cent; in the cargo business segment, they increased over the first three quarters by 8.0 per cent. Traffic revenue outgrew sales, increasing by 6.2 per cent to € 10.2 bn. Group overall revenue rose by only 4.3 per cent to € 13.3 bn, as other revenue fell by 1.8 per cent vis-à-vis 2004 to € 3.0 bn. This decrease was attributable to the catering segment, whose external revenue dropped by 12.9 per cent to € 1.3 bn owing to the trend in US business and the disposal of Chef Solutions. The Maintenance, Repair & Overhaul segment raised its sales outside the Lufthansa Group by 7.1 per cent to € 1.3 bn. The share of traffic revenue in overall revenue rose to 77.3 per cent.

Other operating income totalled € 1.1 bn and was 4.9 per cent above the corresponding 2004 figure. It includes book profits from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. (€ 180 m) and Loyalty Partner GmbH (€ 107 m). In 2004, capital gains totalling € 292 m accrued from the sale of the Amadeus stake. The volatility of the foreign exchange markets led to distinctly higher currency translation gains of € 238 m (2004: € 178 m). The corresponding currency translation losses contained in other operating expenses totalled € 258 m (2004: € 167 m).

Expenses

Operating expenses grew by 5.3 per cent to € 13.8 bn. The cost of materials went up by 7.9 per cent to € 6.6 bn. The fuel bill rocketed by 42.6 per cent or € 550 m to € 1.8 bn,

	Jan–Sep 2005	Jan–Sep 2004	Change in %
Passenger Business	269	237	+ 13.5
Logistics	45	5	–
MRO	172	158	+ 8.9
Catering	4	- 114	–
Leisure Travel*	- 37	- 121	+ 69.4
IT Services	37	35	+ 5,7
Service and Financial Companies**	366	404	- 9.4

* Business Year 1.11. – 31.10.; reporting period November – July, Result from operations (EBITA)

** Segment result

You will find the complete 3rd Interim Report on our website www.lufthansa-financials.com or you order the printed version via our Internet order service or by Fax +49 221 826 3646.

Diary date – 53rd Annual General Meeting in Cologne on 17 May 2006

Please note the date of our next AGM to which Lufthansa as a joint stock corporation with registered shares personally invites you. Your correct address must be entered in the share register to ensure the invitation reaches you. We, therefore, advise you to consult your depositary bank to make sure that any new stock or change of address has been noted in the Lufthansa share register (ISIN DE00832125/WKN 823212).

Invitations to the AGM will be mailed probably in mid-April. Please contact the AGM team, if your invitation has not arrived by the end of April. The hotline phone number and all other information that shareholders require for the AGM is on the www.lufthansa-financials.com website. As in previous years, admission tickets can be ordered and a Lufthansa proxy authorised on the Internet. At the last AGM, 4,788 shareholders opted for the online mode and thereby contributed towards reducing the expense of organising our Annual General Meeting.

in fuel prices including price hedging (+ 44.8 per cent) and changes in exchange rate parities (-3.9 per cent). Without price hedging the fuel bill would have been € 221 m higher. Despite the higher output, fees and charges fell slightly compared with 2004 (-0.2 per cent).

Staff costs totalled € 3.6 bn and were thus more or less contained at last year's level (+0.6 per cent). The restrictive recruitment policy and job shedding in the Logistics, MRO and Catering segments pushed the headcount down by 1.4 per cent. As at 30 September 2005, the Group had a total workforce of 91,433 employees.

Depreciation and amortisation expense increased by 28.3 per cent to € 1.0 bn. This includes a € 200 m impairment charge in the Catering segment on the goodwill of LSG Sky Chefs USA. The commissioning of new aircraft also contributed to the rise in depreciation costs. Other operating expenses decreased by 1.2 per cent vis-à-vis 2004 to € 2.7 bn. The sub-item agency commissions fell by € 135 m following introduction of the net pricing distribution model in Germany.

Result

Between January and September 2005, the Lufthansa Group earned a profit from operating activities of € 581 m. This is € 78 m less than last year's figure at the same stage (€ 659 m). The positive financial result comes to € 163 m and exceeds last year's figure by € 546 m. This was boosted not least by the one-off effect of the badwill recognition from the first-time equity valuation of SWISS amounting to € 279 m. Another contributory factor was the higher income from subsidiaries, which included a marked improvement in the result from Thomas Cook. The net interest result fell by 28.8 per cent to - € 198 m.

Pre-tax profit improved by € 468 m to € 744 m. After deducting taxes and minority interests, the Group recorded a net result for the period of € 416 m (2004: € 164 m). The minority interests of € 165 m are due mainly to the inclusion of AirTrust/SWISS.

Cash flow and capital expenditure

The cash flow from operating activities totalled € 1.3 bn; it contracted year on year by € 123 m on account of the change in working capital. Gross capital expenditure declined to € 1.0 bn (2004: € 1.3 bn). Of the total, € 501 m was spent on purchases of and advance payments on aircraft and € 340 m on financial assets. A further € 285 m was transferred to the Lufthansa Pension Trust.

At 30 September, the Group had net financial assets of € 562 m. This was € 144 m more than at the end of 2004. The Group's gearing including provisions for retirement benefit obligations declined to 77.9 per cent (year-end 2004: 92.5 per cent).

Outlook

Stable global economic growth is expected in the final quarter of 2005. This is still being driven by the economies in the USA and the Far East, especially China. For Germany the underlying conditions for a cyclical recovery are mostly favourable. The Ifo business climate index improved appreciably by 2.7 to 98.7 points in October. However, the weak domestic demand remains an obstacle to an upswing.

Despite improved economic figures, worldwide, the air traffic industry remains in a difficult situation. Excess capacity is continuing to depress average yields. Moreover, the fuel price is likely to persist at a high level in the final quarter of 2005. Lufthansa will seek to largely offset these burdens at the operational level through selective capacity management, the timely implementation of the cost-saving Action Plan and the foreseeable improvements in profitability in the Group's other business segments. Given this constellation, we are now anticipating a Group operating result for the full year of significantly over € 400 m.

Disclaimer in respect of forward-looking statements

Information published in this Shareholder Information with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

3rd Interim Report
January–September 2005

LUFTHANSA

Lufthansa Group:
Key Data

		January–September 2005	2004	Change in per cent	July–September 2005	2004
Revenue	€m	**13,265**	12,723	4.3	**4,814**	4,469
of which traffic revenue	€m	**10,248**	9,652	6.2	**3,717**	3,442
EBITDA	€m	**1,981**	1,345	47.3	**1,214**	540
EBIT	€m	**942**	532	77.1	**721**	267
Profit/loss from operating activities	€m	**581**	659	– 11.8	**321**	268
Group result	€m	**416**	164	–	**416**	125
Operating result	€m	**471**	251	87.6	**218**	218
Capital expenditure*	€m	**1,047**	1,292	– 19.0	**357**	178
Cash flow	€m	**1,292**	1,415	– 8.7	**565**	763
Total assets as at 30 September	€m	**19,725**	19,279	2.3	**–**	–
Shareholders' equity as at 30 September	€m	**4,531**	3,884	16.7	**–**	–
Employees as at 30 September		**91,433**	92,718	– 1.4	**91,433**	92,718
Staff costs	€m	**3,546**	3,525	0.6	**1,219**	1,131
Profit/loss per share	€	**0.93**	0.39	–	**0.93**	0.29

**Capital expenditure without equity*

This Interim Report covering the period from 1 January to 30 September 2005 was drawn up in accordance with the rules of IAS 34 and the standards applicable since 1 January 2005. We have adjusted all of last year's key data accordingly to facilitate comparisons. This may lead to deviations from the results published a year ago.
As of 1 July 2005 we included AirTrust AG in the group of consolidated companies for the first time. Consequently, SWISS is included in the interim financial statements using the equity method as from the third quarter. This partly hampers direct comparisons with the 2004 figures.

Date of disclosure: 10 November 2005

Traffic figures of the Lufthansa Groups' airlines

		January–September 2005	2004	Change in per cent
Passengers carried	thousand	**38,851**	38,624	0.5
Passenger load factor	per cent	**75.8**	74.3	1.5 p.
Freight/mail	thousand tonnes	**1,278**	1,280	– 0.1
Cargo load factor	per cent	**64.0**	66.2	– 2.2 p.
Available tonne-kilometres	million	**19,975**	19,411	2.9
Revenue tonne-kilometres	million	**14,110**	13,776	2.4
Overall load factor	per cent	**70.6**	71.0	– 0.4 p.
Number of flights		**490,807**	485,801	1.0

Dear Shareholder,

The world economy maintained its buoyant upward course in the third quarter of 2005, although the global economic imbalances are becoming increasingly pronounced. Whereas the growth centres China and the USA are recording a dynamic cyclical momentum, the euro area is posting a much smaller rate of economic expansion. In Germany corporate sentiment has brightened owing to the impulses from export business, but private consumption remains subdued. The general geopolitical situation, record oil prices, the strained situation on the labour market and the fear of curtailed social benefits continued to dampen consumer confidence. Germany's GDP for the year 2005 is therefore expected to grow by merely 1 per cent.

The Lufthansa Group profited from the global economic boom and export growth. Despite the high oil prices and the further intensified competition the operating result in the third quarter of 2005 equalled last year's figure of €218m. For the period from January to September 2005 the Group posted a cumulative operating profit of €471m (2004: €251m). This was facilitated by increasing revenue coupled with ongoing cost containment. The Group result came to €416m (2004: €164m).

This interim report up to 30 September 2005 has been drawn up in accordance with the provisions of IAS 34 as well as the accounting standards applicable from 1 January 2005. To facilitate comparability, all the 2004 figures and ratios have been adjusted accordingly. This gives rise to discrepancies vis-à-vis the figures published a year ago. Otherwise this interim report is based on the same accounting and valuation methods used in the Annual Report 2004.

Five companies have been newly consolidated compared with the end of 2004. With effect from 1 July 2005 AirTrust AG, Zug, has been added to the group of consolidated companies; it holds the equity stake in SWISS pending its acquisition by Lufthansa. This means that SWISS is included in the consolidated accounts from the third quarter using the equity valuation method. Eight companies were dropped from the group of consolidated companies. Three other companies had not yet been included in the Group accounts at the time of the third interim report in 2004. Details of these changes are provided on page 21 of this report. In addition, year-on-year comparisons are slightly impaired by Chef Solutions, which was sold in 2004, and the since liquidated SC International Services Ireland, which were still partly included in the third interim report in 2004.

Course of business

The upward trend in the world air traffic industry continued. The buoyant demand for air transport services pushed up the transportation output of the world airlines further. However, IATA sees initial signs of a weakening of the industry's meteoric growth – above all owing to the high oil price and the fuel surcharges introduced by the carriers. This applies especially to air freight traffic, in which markedly lower growth rates are now being recorded than a year ago.

During the period under review the Lufthansa Group's airlines increased their capacities (passenger and freight) by 2.9 per cent but succeeded in lifting the sales volume by the smaller margin of 2.4 per cent. The overall load factor came to 70.6 per cent and thus nearly equalled last year's corresponding level (–0.4 percentage points).

Between January and September 2005 a total of 38.9 million passengers (+0.5 per cent) used the services of the Lufthansa passenger airlines. This growth was driven, as in the previous quarters, by long-haul business. Whereas available capacity was extended by a moderate 2.6 per cent, 4.7 per cent more seat-kilometres were sold than in 2004. The passenger load factor consequently increased by 1.5 percentage points to 75.8 per cent. Cargo business fell short of the expectations with a carriage volume of 1.3 million tonnes of freight and mail (–0.1 per cent). Despite a capacity expansion of 2.7 per cent, the sales volume barely kept pace with last year's level (–0.7 per cent). The cargo load factor decreased as a result by 2.2 percentage points to 64.0 per cent.

Revenue

In the third quarter of 2005 average yields developed positively. From January to September they were raised in the passenger business segment by 0.7 per cent, and in the cargo business segment they increased over the first three quarters by 8.0 per cent. Traffic revenue, which amounted to €10.2bn, consequently increased by 6.2 per cent and hence more than sales. The Group's overall revenue rose by only 4.3 per cent to €13.3bn, as other revenue fell by 1.8 per cent vis-à-vis 2004 to €3.0bn. This decrease was attributable to the Catering segment, whose external revenue dropped by 12.9 per cent to €1.3bn owing to the trend in the US business segment and the disposal of Chef Solutions. The Maintenance, Repair & Overhaul segment raised its sales outside the Lufthansa Group by 7.1 per cent to €1.3bn. The share of traffic revenue in overall revenue rose to 77.3 per cent.

Other operating income totalled €1.1bn and was 4.9 per cent above the corresponding 2004 figure. This contains book profits from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. (€180m) and Loyalty Partner GmbH (€107m). In 2004 capital gains totalling €292m accrued from the sale of the Amadeus stake. The volatility of the foreign exchange markets led to distinctly higher currency translation gains of €238m (2004: €178m). The corresponding currency translation losses contained in other operating expenses totalled €258m (2004: €167m).

Expenses

Operating expenses grew by 5.3 per cent to €13.8bn. The cost of materials went up by 7.9 per cent to €6.6bn. The fuel outlay rocketed by 42.6 per cent or €550m to €1.8bn, caused by higher consumption owing to the greater output (+1.7 per cent), the increase in prices including price hedging (+44.8 per cent) and changes in exchange rate parities (–3.9 per cent). Without price hedging the fuel bill would have been €221m higher. Despite the higher output, fees and charges fell slightly compared with 2004 (–0.2 per cent).

Staff costs totalled €3.6bn and were thus more or less held at last year's level (+0.6 per cent). The restrictive recruitment policy and the staff shedding in the Logistics, MRO and Catering segments pushed headcount down by 1.4 per cent. As at 30 September 2005 the Group had a total workforce of 91,433 employees.

Depreciation and amortisation expense increased by 28.3 per cent to €1.0bn. This includes a €200m impairment charge in the Catering segment on the goodwill of LSG Sky Chefs USA. The commissioning of new aircraft also contributed to the rise in depreciation costs. Other operating expenses decreased by 1.2 per cent vis-à-vis 2004 to €2.7bn. The sub-item agency commissions fell by €135m following the introduction of the net pricing distribution model in Germany.

Result

Between January and September 2005 the Lufthansa Group earned a profit from operating activities of €581m. This is €78m less than last year's figure at the same stage (€659m). The positive financial result comes to €163m and exceeds last year's figure by €546m. This was boosted not least by the once-only effect of the badwill recognition from the first-time equity valuation of SWISS amounting to €279m. Another contributory factor was the higher income from subsidiaries, which included a marked improvement in the result from Thomas Cook. The net interest result fell by 28.8 per cent to –€198m.

All this swelled the profit before income taxes by €468m to €744m. After deducting taxes and minority interests, the Group recorded a net result for the period of €416m (2004: €164m). The minority interests of €165m are due mainly to the inclusion of AirTrust/SWISS and are largely attributable to the Almea Foundation (see page 23).

Cash flow and capital expenditure

The cash flow from operating activities totalled €1.3bn; it contracted year on year by €123m on account of the change in working capital. Gross capital expenditure declined to €1.0bn (2004: €1.3bn). €501m was spent on purchases of and advance payments on aircraft and €340m on financial assets. A further €285m was transferred to the Lufthansa Pension Trust.

On 30 September the Group had net financial assets of €562m. This was €144m more than at the end of 2004. The Group's gearing including provisions for retirement benefit obligations declined to 77.9 per cent (year-end 2004: 92.5 per cent).

Major events during the first nine months of 2005

The integration of SWISS into the Lufthansa Group approved by Lufthansa's Supervisory Board and the SWISS' Board of Directors on 22 March is right on schedule. After being given the go-ahead by the European Commission and the US antitrust authority at the start of July, Lufthansa increased its shareholding in AirTrust to 49 per cent. The complete takeover will be effected once the negotiations on safeguarding the air traffic rights have been concluded and corresponding agreements have been signed (end of 2006 at the earliest). On 2 September AirTrust appealed to the courts to invalidate the remaining free-float SWISS shares. It is likely that the legal proceedings will be concluded before the end of the year. AirTrust currently holds 99.4 per cent of the SWISS equity capital.

On 22 September the SWISS Board of Directors was reconstituted at an extraordinary general meeting and downsized from eight to five members. Wolfgang Mayrhuber, the Chairman of Lufthansa's Executive Board, and Dr Klaus G. Schlede, Chairman of the audit committee of Lufthansa's Supervisory Board, were newly elected to the SWISS Board of Directors as representatives of Lufthansa.

The takeover of SWISS will generate substantial synergies on both the revenue and cost side which will increase progressively and from 2008 will amount annually to some €165m. The price for the full acquisition of SWISS will amount to between around €45m and €300m depending on Lufthansa's share price performance relative to a benchmark index of competitors.

In May Lufthansa issued a jubilee bond to mark its 50th anniversary with a volume of €50m, a term of five years and a coupon of 3.625 per cent p.a. The issue price was 99.701 per cent. The bond is listed on the Frankfurt stock exchange.

In July 2005 Lufthansa sold its remaining 5.1 per cent shareholding in Amadeus Global Travel Distribution to WAM Acquisition S.A. for €219m and recorded a book profit of €180m. Lufthansa concurrently acquired an 11.4 per cent participating interest in WAM for an investment volume of approximately €100m.

On 27 September the operator of Frankfurt Airport, Fraport AG, and Lufthansa signed a new five-year service agreement. Price concessions, jointly developed process improvements and modified service packages will produce savings for Lufthansa worth a double-digit million euro sum each year.

On 30 September Lufthansa sold its 52.6 per cent stake in Loyalty Partner GmbH to the UK investment company Palamon Capital Partner. Lufthansa realised a book profit of €107m.

The Group is continuing to work flat-out on its action plan which is designed to boost the result by €1.2bn up to the end of 2006. Projects and initiatives with a combined cumulative volume of €430m have been earmarked for 2005. As at 30 September the measures being concretely implemented since the plan was launched in 2004 totalled €708m.

Major events occurring after the reporting period and outlook

On 6 October Lufthansa and the trade union ver.di agreed a new remuneration structure for the about 12,000 ground personnel of Lufthansa AG and seven other Group companies. It will enter into force on 1 December and will cut staff costs appreciably in the long term. The agreement is part of the collective labour contract concluded in December 2004 in which negotiations on segment-specific pay systems were agreed. A new compensation structure for the 7,000 LSG staff in Germany has already been in force since 1 October.

At the end of October Lufthansa acquired 4.5 million shares – corresponding to 4.95 per cent of the equity capital – of Fraport AG. The purchase price was around €170m and was financed from own financial resources. Lufthansa in the meantime raised its participating interest to 5.01 per cent. This will strengthen Lufthansa's system partnership at its key Frankfurt hub.

Stable global economic growth is expected in the final quarter of 2005. This is still being driven by the economies in the USA and the Far East, especially China. For Germany the underlying conditions for a cyclical recovery are mostly favourable. The Ifo business climate index improved appreciably by 2.7 to 98.7 points in October. However, the weak domestic demand remains an obstacle to an upswing.

Despite improved economic numbers worldwide, the air traffic industry remains in a difficult situation. Excess capacity is continuing to depress average yields. Moreover, it is likely that the fuel price will stay at a high level in the last quarter of 2005.

Lufthansa will seek to largely offset these burdens at the operational level through selective capacity management, the timely implementation of the action plan and the foreseeable improvements in profitability in the other Group segments. Against this background we are confident that the Group can post a full-year operating result for 2005 of significantly over €400m.

Segment Passenger Business*
Lufthansa Passenger Business Group

		January–September 2005	2004	Change in per cent
Revenue	€m	**8,935**	8,462	5.6
Segment result	€m	**619**	292	–
Operating result	€m	**269**	237	13.5
EBITDA**	€m	**1,204**	649	85.5
Employees as at 30 September		**35,429**	34,919	1.5
Passengers carried	thousand	**38,851**	38,640	0.5
Available seat-kilometres	million	**109,179**	106,342	2.6
Revenue passenger-kilometres	million	**82,772**	79,010	4.7
Passenger load factor	per cent	**75.8**	74.3	1.5 p.

**Due to the inclusion of AirTrust AG into the group of consolidated companies year-on-year comparability is limited*
***Before profit transfer from other business segments*

With effect from 1 July the consolidated Passenger Business group was expanded by the inclusion of AirTrust AG. It currently holds 99.4 per cent of the shares in SWISS. Hence SWISS is included in the segment result in the third quarter using the equity method. This partly impairs year-on-year comparisons.

The Lufthansa Group's passenger airlines maintained their course in the third quarter of 2005 and for the period January to September again recorded impressive traffic data. 38.9 million passengers (+0.5 per cent) used their services, the sales volume increased by 4.7 per cent to 82.8 billion revenue-passenger kilometres. This was clearly higher than the expansion of available capacity by 2.6 per cent and pushed up the passenger load factor by 1.5 percentage points to 75.8 per cent, the highest nine-month figure since Lufthansa recommenced its flight operations 50 years ago.

Lufthansa flights in the traffic regions Asia/Pacific and Middle East/Africa were particularly in demand. On these routes 6.9 and 4.7 per cent more travellers, respectively, purchased a Lufthansa ticket than in the same period of last year. The passenger load factor, too, improved by 1.4 and 1.1 percentage points, respectively, to 79.9 and 73.8 per cent. In the largest long-haul traffic region Americas the number of passengers rose by 1.4 per cent. With available capacity held steady (+0.9 per cent), the sales volume was 3.5 per cent up on the year, giving a passenger load factor of 81.7 per cent that was 2.1 percentage points better than last year's comparable figure. In Europe Lufthansa came close to making good the ground it lost in the previous quarters, despite the persistently fierce competitive environment, and improved its market position: 29.9 million passengers (–0.4 per cent) were transported and 20.8 billion seat-kilometres were sold (+2.0 per cent). The passenger load factor increased by 0.8 percentage points to 65.3 per cent.

The traffic data comprise Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti as well as the partner airlines Augsburg Airways, Contact Air and Eurowings operating under the "Lufthansa Regional" concept.

The upward trend in average yields seen in the second quarter continued: they increased by 1.9 per cent in the third quarter, aided by the fuel surcharges and the weaker development of the euro, and between January and September rose by 0.7 per cent compared with the same period last year. Traffic revenue grew as a result by 5.5 per cent to €8.4bn and total revenue by 5.6 per cent to

€8.9bn. Other segment income jumped by 71.2 per cent to €890m as it contains the income from SWISS valued at equity. Total segment income came to €9.8bn (+9.4 per cent).

The segment's expenses totalled €9.2bn (+5.9 per cent). Of this €5.1bn was spent on the cost of materials, which went up by 9.2 per cent. The main cost driver was again fuel. In the period under review the Passenger Business group had to expend 46.3 per cent or €493m more on kerosene than a year ago, with the fuel bill totalling €1.6bn. Thanks to fuel price hedging measures and fuel surcharges, Lufthansa managed to partly offset this extra cost. Fees and charges came to €1.7bn and thus remained at last year's level – despite an increase in production by 2.6 per cent. Air traffic control charges fell by 5.6 per cent to €451m.

Staff costs totalled €1.7bn and were 4.4 per cent up over twelve months. Wages and salaries rose by 3.6 per cent. A factor in this was the higher number of partial retirement agreements (+125 per cent), concluded as part of restructuring measures, for which €27m of provisions were set up. Transfers to retirement pension provisions expanded by 12.3 per cent. On 30 September the Lufthansa Passenger Business group employed 35,429 persons, which was 1.5 per cent more than in September 2004.

During the reporting period depreciation and amortisation expense increased by 20.1 per cent, largely owing to the deployment of new aircraft. Other operating expenses decreased to €1.8bn (–4.3 per cent). Agency commissions alone dropped by 26.6 per cent following the introduction of the net pricing distribution model. The segment's capital expenditure of €564m was likewise down on the year (–38.9 per cent). Between January and September three new Airbus A330s were put into service, whereas in the first three quarters of 2004 Lufthansa had taken charge of nine new aircraft.

From January to September 2005 the Lufthansa Passenger Business group posted a segment result of €619m (2004: €292m). The income of €326m from investments accounted for using the equity method included in this total results essentially from the one-off effects of recognising the badwill from the consolidation of AirTrust/SWISS.

The operating result rose to €269m (2004: €237m). For 2005 as a whole, however, we expect to match last year's operating result despite the continuing fierce competitive environment and the increase in fuel prices.

With the start of the winter timetable Lufthansa has expanded its range of east European routes, with Dniepropetrovsk in the Ukraine newly added to the route network. Capacity increase by between five and six per cent compared with the 2004/05 winter timetable in European continental traffic is being achieved exclusively through the more efficient deployment of the existing aircraft. The flight programme on long-haul routes remains constant.

The integration of SWISS into the Lufthansa Passenger Business group is right on schedule. Since 30 October flights between Germany and Switzerland have been operated on a codesharing basis and a coordinated programme has been offered at the Frankfurt, Munich and Zurich hubs. On 1 April 2006 the Swiss TravelClub will be integrated into Miles & More. SWISS will represent Miles & More in Switzerland and look after the Swiss participants and partners. This is also an important step towards joining the Star Alliance, which is to happen in the second quarter of 2006.

In order to strengthen the European traffic segment, Lufthansa has integrated the "Future Cont" programme within a linear organisational structure. Similar to the hub management system in Frankfurt and Munich, responsibility for the other eleven German stations will be combined in a single unit. This

includes the operational and commercial running of Lufthansa Regional. The management now also has responsibility for the new BetterFly model which was launched at Hamburg airport on 13 October and embraces 23 destinations in Europe. Lufthansa is deploying the capacity of five aircraft released by the restructuring of its European flight operations for this purpose.

Segment Logistics

Lufthansa Logistics Group

		January–September 2005	2004	Change in per cent
Revenue	€m	**1,955**	1,785	9.5
Segment result	€m	**71**	10	–
Operating result	€m	**45**	5	–
EBITDA	€m	**188**	81	–
Employees as at 30 September		**4,749**	5,046	-5.9
Freight/mail	thousand tonnes	**1,278**	1,280	-0.1
Available cargo tonne-kilometres	million	**9,024**	8,784	2.7
Revenue cargo tonne-kilometres	million	**5,772**	5,810	-0.7
Cargo load factor	per cent	**64.0**	66.2	-2.2 p.

The third quarter of 2005 proved to be the Logistics group's best-performing quarter so far this year. From January to September Lufthansa Cargo transported 1.3 million tonnes of freight and mail (–0.1 per cent) and the sales volume reached 5.8 billion revenue tonne-kilometres (–0.7 per cent). As capacity on offer was expanded by 2.7 per cent, above all due to additional freight capacity in the bellies of passenger aircraft, the cargo load factor declined by 2.2 percentage points vis-à-vis 2004 to 64.0 per cent.

The marketing of the freight contingents of US Airways on its Europe–USA flights pushed up the supply in the Americas traffic region by 9.9 per cent, with which the sales total (+4.8 per cent) failed to keep pace. The cargo load factor declined by 3.2 percentage points to 65.0 per cent. The volume carried, by contrast, rose by 7.2 per cent. In the Middle East/Africa region the increase in available capacity by 11.9 per cent contrasted with sales growth of 4.4 per cent. In this region, too, the cargo load factor fell by 4.1 percentage points to 57.4 per cent. Non-matching goods and traffic flows placed a strain in particular on the Asia/Pacific region, where the freight volume, capacity, sales total and load factor declined, especially en route to Asia. Only in Europe Lufthansa Cargo was able to increase the load factor by 3.0 percentage points on the back of reduced capacity.

Between January and September the Logistics group generated revenue of €1.9bn (+9.5 per cent). Traffic revenue, amounting to €1.9bn, increased by 9.3 per cent despite a virtually unchanged sales volume as Lufthansa Cargo managed to push through price rises and fuel surcharges on the market. Additional revenue was earned through the partial chartering of capacity to third-party airlines. Revenue was dented, on the other hand, by the continuing strength of the euro against the US dollar, Indian rupee and the Japanese yen – which are key currencies in air freight business. Total segment income in the first nine months of 2005 amounted to €2.0bn.

The Logistics segment's expenses rose during the reporting period by 6.8 per cent compared with 2004 to €2.0bn. The cost of materials grew by as much as 11.4 per cent as fuel costs were €55m or 24.4 per cent up on the year.

Chartering costs totalled €671m, which was €85m more than in 2004. The main reasons for this were the additional capacity for the DHL intercontinental joint venture, the more flexible fleet dispositions occasioned by Air Atlanta and the cost of chartering the belly capacities of US Airways.

Depreciation and amortisation expense increased by 21.4 per cent to €102m as a result of the now concluded fleet rollover. By contrast, staff costs decreased by 4.7 per cent to €244m owing to the smaller headcount and a fall in severance payments. The segment's capital expenditure of €30m (2004: €133m) was invested mainly in remaining payments for five MD-11 freighters.

In the first nine months of 2005 the Logistics group managed to improve its result significantly. The segment result came to €71m (2004: €10m). The operating result was raised by €40m to €45m. Despite high oil prices and weak domestic demand, the Logistics group anticipates that it will post a distinctly better operating result for the whole of 2005 than in 2004.

Lufthansa Cargo is continuing to implement its "Excellence + Growth" programme launched last year. This combines various projects for profitable growth, increased revenue and an improved cost position. A new internal process management system was introduced at the beginning of January.

In line with the integration of SWISS Lufthansa Cargo and SWISS World Cargo currently develop a harmonised product and service portfolio. In September the Chinese subsidiary Jade Cargo International (49 per cent stake) ordered six new Boeing 747-400ER freight aircraft. The airline is due for take-off in mid-2006. With Jade Cargo and the joint-venture flights of Air China Cargo, Lufthansa Cargo is positioning itself in the fast-growing Chinese air freight market to become the strongest supplier group.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group

		January–September **2005**	2004	Change in *per cent*
Revenue	€m	**2,302**	2,247	2.4
Segment result	€m	**189**	167	13.2
Operating result	€m	**172**	158	8.9
EBITDA	€m	**230**	241	– 4.6
Employees as at 30 September		**17,900**	18,198	– 1.6

The pick-up in the global demand for maintenance, repair and overhaul (MRO) services continued, thereby boosting the course of business of the Lufthansa Technik group. From January to September 264 new contracts were clinched with an impact on revenue of €363m for the current business year. The number of clients rose by 6.1 per cent to 523.

In the period under review the Lufthansa Technik group generated revenue of €2.3bn (+2.4 per cent). While revenue with customers outside the Lufthansa Group increased by 7.1 per cent, intersegment revenue fell by 3.1 per cent in the wake, in particular, of Lufthansa Cargo's fleet rollover and the Group-wide cost-cutting programme. The share of external revenue in total revenue rose by 2.5 percentage points to 57.2 per cent. Total segment income came to €2.4bn.

Thanks to the initiated measures to cut costs, the Lufthansa Technik group succeeded in holding segment expenses at the 2004 level with €2.2bn (+0.6 per cent). Whereas the cost of materials went down by 0.5 per cent, staff costs went up by 2.2 per cent despite a smaller workforce on account of extra

spending on partial retirement. On 30 September the Technik group had a total workforce of 17,900 employees (–1.6 per cent). The staff cuts concerned Lufthansa Technik AG and Condor Cargo Technik GmbH. Other operating expenses were 8.4 per cent above the 2004 level. This was chiefly due to the employment of external personnel during peak load periods via the subsidiary Aviation Power as well as higher costs for the maintenance of buildings. Depreciation and amortisation dropped by 30.1 per cent to €51m. In 2004 goodwill depreciation charges of €18m had been incurred.

The cost-cutting and efficiency-boosting programme "Perspectives Technik" led to savings of €77m up to the end of September and identified a further €42m of potential savings for the full year. Up to the end of 2006 €240m of additional savings and improvements are to be realised.

During the reporting period the MRO segment's capital expenditure amounted to €75m (+€14m). It was devoted primarily to the meanwhile completed construction of a new maintenance hangar for Condor Cargo Technik, the preparations for the construction of the Airbus A380 maintenance hangar in Frankfurt, additional spare engines and the purchase of production facilities.

Between January and September 2005 the Lufthansa Technik group lifted the prior-year segment result by 13.2 per cent to €189m. The operating result of €172m was likewise better than in 2004 (+8.9 per cent). For 2005 as a whole Lufthansa Technik anticipates that, if all the productivity-enhancing measures are continued, it can further improve on last year's operating result.

Lufthansa Technik continues to operate successfully in Russia. Following the extension of the MRO agreement for Siberia, Technik signed a five-year contract with Pulkovo Airlines for total technical support. The completion centre will for the first time equip a business jet for a Russian client with a VIP cabin.

Ameco Beijing and United Airlines have signed a five-year deal for the maintenance of its Boeing 777 fleet (80 events). In October Ameco made a start on overhauling five aircraft.

Airfoil Services Sdn.Bhd., Kuala Lumpur, a joint venture with MTU Aero Engines, announced in October to quadruple its revenue to US$20m up to 2010 with a new building, new, state-of-the-art repair methods and an expanded product portfolio.

Segment Catering*
LSG Sky Chefs Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**1,636**	1,812	-9.7
Segment result	€m	**-202**	-135	-49.6
Operating result	€m	**4**	-114	–
EBITDA	€m	**-3**	-6	50.0
Employees as at 30 September		**28,989**	30,265	-4.2

**Due to disposal of Chef Solutions in June 2004 comparability of previous year's figures is limited*

As of 1 January 2005 In-flight Management Solutions GmbH, Siam Flight Services Ltd., LSG Sky Chefs (Thailand) Ltd. and from August the newly founded LSG South America GmbH were newly consolidated in the Catering segment. Seven companies were eliminated from the consolidated accounts. Sky Chefs

Barcelona S.A. was merged with Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A. For part of last year the accounts had additionally included the Chef Solutions division that was sold on 8 June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter. This hampers year-on-year comparisons.

In the third quarter LSG Sky Chefs continued the positive trend seen in the first six months, despite the persistently difficult situation in the American market. The reduction of service levels at all US airlines continued owing to the high oil price. On top of this, the loss of the revenue stream from Chef Solutions and the closure of some kitchens in the USA depressed revenue. In Europe and Asia/Pacific, by contrast, LSG Sky Chefs registered revenue growth in the wake of rising passenger numbers and new clients. On balance, the revenue total of the LSG Sky Chefs group fell by 9.7 per cent in the first nine months of 2005 to €1.6bn. After adding other segment income, the Catering segment generated total income of €1.8bn (–7.4 per cent).

The segment's expenses came to €2.0bn and were likewise lower than a year ago (–3.6 per cent). The decreases in the cost of materials (–15.5 per cent) and staff costs (–7.5 per cent) were due primarily to the sale of Chef Solutions and to the contraction of the workforce by 4.2 per cent. On 30 September the LSG Sky Chefs group had a total of 28,989 employees.

In contrast to this, depreciation and amortisation expense soared by 87.6 per cent to €242m. It contained an impairment charge of €200m on the goodwill of the investment in the USA. The reason for this is the considerable further erosion of the airline catering business in the USA as in September two more major airline customers – Northwest and Delta – filed for bankruptcy under Chapter 11 creditor protection proceedings.

The segment's capital expenditure of €59m (+84.4 per cent) was invested in the purchase of kitchen facilities in the United Kingdom and in Thailand.

From January to September 2005 LSG Sky Chefs posted a positive operating result, for the first time since 11 September 2001, of €4m (2004: –€114m) – representing the fruit of the comprehensive restructuring programme. The segment result was burdened, however, by the extraordinary write-downs and amounts to –€202m (2004: –€135m). For the full year the company expects the positive trend to continue and to post an operating profit before restructuring charges.

The cost-cutting measures taken will produce further improvements in productivity in the course of this year, while the outcome of the "Triangle project" will curb administrative costs substantially. In March LSG Sky Chefs streamlined its organisational structure and re-ordered the regional responsibilities. In September a new remuneration system was agreed with the trade unions for the roughly 7,000 employees in Germany. It is oriented to the customary pay level in the catering industry and in addition ensures sufficient flexibility to enable the company to react quickly to market changes.

Segment Leisure Travel

Thomas Cook AG

		1 November 2004– 31 July 2005	1 November 2003– 31 July 2004	Change in per cent
Revenue	€m	**4,910**	4,836	1.5
Result from operations (EBITA)	€m	**–37**	–121	69.4
Average number of employees		**23,416**	24,566	–4.7

Thomas Cook AG further improved its commercial performance in the third quarter of its business year (1 May 2005 to 31 July 2005). The decrease in the number of holidaymakers seen in the first half of the year was offset by the buoyant trend in the summer months. In the first nine months of the current business year (1 November 2004 to 31 July 2005) 7.3 million vacationers used a travel product of the Thomas Cook group; this was 0.5 per cent more than the prior-year figure. As part of its restructuring measures the company had put profitability before growth. As a consequence of this prioritisation the number of package tourists in Germany contracted by 2.3 per cent but increased slightly in the other major markets such as the United Kingdom (+2.4 per cent) or Western Europe (+1.9 per cent). The average journey duration shortened by 0.2 to 8.9 days. The airline business in Germany recorded growth rates of 6.1 per cent thanks above all to the seat-only business segment.

Between November 2004 and July 2005 the Thomas Cook group generated revenue of €4.9bn (+1.5 per cent). The expenditure on leisure travel services grew by 1.7 per cent owing to the high fuel prices. The extra fuel costs could not be fully neutralised by savings in other areas, such as hotels. The group's gross yield margin of 23.6 per cent consequently dipped slightly below the prior-year figure (23.8 per cent).

Other operating expenses were reduced by 4.3 per cent compared with last year to €1.3bn. Depreciation and amortisation charges dropped by 15.6 per cent owing to the contraction of the fleet. Staff costs were reduced by 2.3 per cent in the wake of downsizing. In the reporting period the Thomas Cook group employed an average of 23,416 persons, which was 4.7 per cent fewer than twelve months earlier.

In the first nine months of the 2004/2005 business year the Thomas Cook group turned in a markedly better result than in 2003/2004. Owing to the high seasonally induced losses from the winter months, however, the EBITA is still negative at –€37m (2003/2004: –€121m). The at-equity segment result comes to –€27m (2003/2004: –€142m).

During the period under review Thomas Cook invested €29m (2003/2004: €42m), and raised its cash flow by 20.9 per cent to €735m. The group's net indebtedness was completely eliminated, and the liquid assets now exceed the borrowings by €106m.

At the end of August 4.1 per cent more vacationers had booked a leisure travel product with the group than a year previously. In Germany the number of customer bookings recorded by the tour operators and the airline was as much as 9.1 per cent higher. In the light of this booking situation and the advances made in reducing operating costs, Thomas Cook AG anticipates that it will be able to post a full-year profit after taxes for the first time in four years.

The restructuring programme launched at the start of 2004 is now being completed: on the part of the tour operators, sales division and at the group's headquarters all the measures have been implemented and are influencing the income statement. At Condor the recovery programme is likewise on schedule. Two-thirds of the measures have already been effected and the remaining third will feed into the result in the coming business year.

In the context of restructuring its equity portfolio, Thomas Cook AG signed an agreement in late September to sell 75.1 per cent of the shares in the German club brand Aldiana to the Spanish Grupo Santana Cazorla.

Segment IT Services
Lufthansa Systems Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**457**	458	-0.2
Segment result	€m	**37**	36	2.8
Operating result	€m	**37**	35	5.7
EBITDA	€m	**60**	57	5.3
Employees as at 30 September		**3,263**	3,191	2.3

The recovery of the aviation industry led to growing demand for IT services and boosted the course of business of the Lufthansa Systems group. Between January and September 2005 revenue generated with companies outside the Lufthansa Group was raised by 7.6 per cent to €185m and all but offset the decline in inter-segment revenue (–4.9 per cent). Consequently, total revenue of €457m almost equalled last year's figure (–0.2 per cent). The Lufthansa Systems group generated total segment income of €469m (–1.9 per cent).

The segment expenses were reduced by 2.3 per cent to €432m. The cost of materials went down by 36.1 per cent to €23m. Collective pay rises and an increase in the headcount caused staff costs to expand by 4.3 per cent to €171m. On 30 September 2005 the Systems group's workforce numbered 3,263 employees, which was 2.3 per cent more than at the same time in 2004.

The above-average increase (+20.6 per cent) in the segment's capital expenditure to €41m was related to the new development of an IT platform for passenger systems. This had a knock-on effect on depreciation and amortisation, which grew by 9.5 per cent.

In the first nine months of the 2005 business year the Lufthansa Systems group earned a segment result of €37m (2004: €36m). The operating result, too, comes to €37m (2004: €35m). The full-year operating result should match the 2004 figure.

In order to further lower the unit costs of IT services and bolster the group's competitiveness, Lufthansa Systems will source an increasing share of its production from cheaper locations outside Germany. Pleasing progress is being made on the replacement of the MultiHost airline system, which runs under the name FACE (Future Airline Core Environment). For the core components reservation, inventory and check-in a new platform is currently being developed. Lufthansa Systems is collaborating on this project with Unisys; a corresponding agreement was signed in August.

Service and Financial Companies

		January–September 2005	2004	Change in per cent
Other segment income	€m	**573**	601	– 4.7
Segment result	€m	**366**	404	– 9.4
Employees as at 30 September		**1,103**	1,099	0.4

The consolidated group of Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH (LFT) and some financial companies. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

The three-quarter segment result totalling €366m comprises the income from the disposal of the remaining equity stake in Amadeus GTD S.A. Madrid (5.06 per cent) to WAM Acquisition S.A., Madrid, which netted a book profit of €180m, and the sale of the shareholding in Loyalty Partner GmbH, which yielded a capital gain of €107m. Last year's corresponding result of €404m was boosted by book profits of €292m from the sale of the Amadeus share package. A lower result is expected for the full year than in 2004.

The segment's capital expenditure comes to €175m. The bulk of this was invested in purchasing a participating interest of 11.68 per cent in WAM Acquisition for €100m.

Consolidated Income Statement

	Jan–Sep 2005 €m	Jan–Sep 2004 €m	**July–Sep 2005** €m	July–Sep 2004 €m
Traffic revenue	10,248	9,652	3,717	3,442
Other revenue	3,017	3,071	1,097	1,027
Revenue	**13,265**	**12,723**	**4,814**	**4,469**
Changes in inventories and work performed by the enterprise and capitalised	79	55	27	40
Other operating income	1,065	1,015	510	211
Cost of materials	-6,549	-6,068	-2,411	-2,163
Staff costs	-3,546	-3,525	-1,219	-1,131
Depreciation and amortisation	-1,026	-800	-484	-271
Other operating expenses	-2,707	-2,741	-916	-887
Profit/loss from operating activities	**581**	**659**	**321**	**268**
Income from investments accounted for using the equity method	329	-125	394	30
Other income from subsidiaries, joint ventures and associates	45	27	19	5
Net interest	-198	-256	-52	-73
Other financial items	-13	-29	-13	-36
Financial result	**163**	**-383**	**348**	**-74**
Profit/loss before income taxes	**744**	**276**	**669**	**194**
Income taxes	-163	-110	-89	-68
Profit/loss after income taxes	**581**	**166**	**580**	**126**
Minority interests	-165	-2	-164	-1
Group result	**416**	**164**	**416**	**125**
Basic earnings/loss per share* in €	**0.93**	**€ 0.39**	**€ 0.93**	**€ 0.29**
Diluted earnings/loss per share* in €	**0.88**	**€ 0.38**	**€ 0.88**	**€ 0.29**

**The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 30 September 2005

Assets	**30 September 2005 €m**	31 December 2004 €m	30 September 2004 €m
Goodwill	492	667	720
Other intangible assets	141	152	146
Aircraft and spare engines	7,096	7,317	7,176
Investment property	18	18	18
Other tangible assets	1,415	1,356	1,385
Investments accounted for using the equity method	1,043	592	544
Other financial assets	632	635	702
Repairable aircraft spare parts	444	460	426
Receivables and other assets	216	180	108
Deferred income taxes	204	166	202
Non-current assets	**11,701**	**11,543**	**11,427**
Inventories	403	376	384
Trade receivables	2,411	1,648	2,095
Other receivables and other assets	1,026	715	1,002
Securities	1,188	952	1,413
Cash and cash equivalents	2,980	2,836	2,958
Assets held for sale	16	–	–
Current assets	**8,024**	**6,527**	**7,852**
Total assets	**19,725**	**18,070**	**19,279**

Shareholders' equity and liability	**30 September 2005 €m**	31 December 2004 €m	30 September 2004 €m
Capital stock	1,172	1,172	1,172
Reserves from share premiums	1,366	1,366	1,366
Fair value reserves	94	50	174
Retained earnings	1,278	982	960
Group result	416	404	164
Equity attributable to shareholders of Deutsche Lufthansa AG	**4,326**	**3,974**	**3,836**
Minority interests	205	40	48
Shareholders' equity	**4,531**	**4,014**	**3,884**
Retirement benefit obligations	4,093	4,132	4,604
Other provisions	438	432	425
Long-term financial liabilities	2,267	3,085	3,121
Other liabilities	378	538	585
Deferred income tax liabilities	571	285	374
Long-term liabilities	**7,747**	**8,472**	**9,109**
Other provisions	3,860	3,056	3,850
Short-term financial liabilities	1,239	221	446
Trade payables	820	1,006	773
Other liabilities	1,495	1,238	1,115
Income tax liabilities	33	63	102
Provisions and liabilities from assets held for sale	–	–	–
Short-term liabilities	**7,447**	**5,584**	**6,286**
Total shareholders' equity and liabilities	**19,725**	**18,070**	**19,279**

Consolidated Statement of Changes in Shareholders' Equity

	Capital stock	Reserves from share premiums	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings
	€m	€m	€m	€m	€m	€m
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**
Transfers	–	–	–	–	–	-984
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	8	–
Changes in fair value	–	–	179	161	–	–
Transfers to acquisition cost	–	–	30	0*	–	–
Transfers to the income statement	–	–	-113	-1	–	–
Other neutral changes	195	557	–	–	–	3
Balance on 30 September 2004	**1,172**	**1,366**	**9**	**165**	**-112**	**1,072**
Balance on 31 December 2004	**1,172**	**1,366**	**-150**	**200**	**-107**	**1,089**
Transfers	–	–	–	–	–	267
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	2	–
Changes in fair value	–	–	371	-6	–	–
Transfers to acquisition cost	–	–	27	–	–	–
Transfers to the income statement	–	–	-166	-182	–	–
Other neutral changes	–	–	–	–	–	27
Balance on 30 September 2005	**1,172**	**1,366**	**82**	**12**	**-105**	**1,383**

rounded below €1m

	Group result	Equity attributable to shareholders of Deutsche Lufthansa AG	Minority interests	Shareholders' equity
	€m	€m	€m	€m
	-984	**2,653**	**43**	**2,696**
	984	–	–	–
	–	–	–	–
	164	164	2	166
	–	8	–	8
	–	340	–	340
	–	30	–	30
	–	-114	–	-114
	–	755	3	758
	164	**3,836**	**48**	**3,884**
	404	**3,974**	**40**	**4,014**
	-267	–	–	–
	-137	-137	–	-137
	416	416	165	581
	–	2	2	4
	–	365	–	365
	–	27	–	27
	–	-348	–	-348
	–	27	-2	25
	416	**4,326**	**205**	**4,531**

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–September 2005 €m	January–September 2004 €m
Cash and cash equivalents on 1 January	**2,836**	**2,001**
Profit/loss before income taxes	744	276
Depreciation of fixed assets (net of reversals)	1,026	807
Depreciation of repairable aircraft spare parts	43	25
Result from fixed asset disposal	– 294	– 346
Result from investments accounted for using the equity method	– 329	118
Net interest	198	256
Income taxes paid	– 50	– 10
Changes in inventories	– 28	37
Changes in receivables, other assets and prepaid expenses	– 936	– 600
Changes in provisions and accruals	1,199	947
Changes in liabilities (without borrowings)	– 186	– 112
Other	– 95	17
Cash flow from operating activities	**1,292**	**1,415**
Purchase of tangible assets and intangible assets	– 707	– 1,163
Purchase of financial assets	– 139	– 29
Additions to repairable aircraft spare parts	– 27	– 47
Proceeds from sale of non-consolidated equity investments	347	431
*Proceeds from sale of consolidated equity investments***	–	63
Acquisition of non-consolidated equity investments	– 201	– 100
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	96	161
Interest received	164	110
Dividends received	59	42
Net cash used in investing activities	**– 408**	**– 532**
Securities/fixed-term deposits	– 520	– 692
Net cash used in investing activities and cash investments	**– 928**	**– 1,224**
Net accrual from capital increase	–	740
Long-term borrowings	287	483
Repayments of long-term borrowings	– 208	– 209
Other borrowings	36	– 65
Dividends paid	– 137	–
Interest paid	– 198	– 184
Net cash used in financing activities	**– 220**	**765**
Net increase/decrease in cash and cash equivalents	**144**	**956**
Effects of exchange rate changes	0*	1
Cash and cash equivalents on 30 September	**2,980**	**2,958**
Securities	1,188	1,413
Term deposits	0*	0*
Total liquid funds	**4,168**	**4,371**
Net increase/decrease in total liquid funds	1,446	1,649

**rounded below €1m*
***In the first to third quarter of 2004 excluding cash disposals amounting to €3m*

Note to the Consolidated Cash Flow Statement see page 19

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. In-flight Management Solutions GmbH, Siam Flight Services Ltd. and LSG Sky Chefs (Thailand) Ltd. were consolidated as from 1 January 2005. On being set up in July and August, respectively, AirTrust AG and LSG South America GmbH were likewise included in the consolidated financial statements. Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited no longer figure in the consolidated accounts following their liquidation. With effect from 1 April 2005 75 per cent of LSG Hygiene Institute GmbH was sold; since then the company has been valued as a subsidiary using the equity method. The companies Caterair Portugal - Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Marriott Export Services C.A. and Marriott International Trade Services C.A. were dropped from the consolidated financial statements as they no longer engage in business activities. Sky Chefs Barcelona S.A. was merged with Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A.

Compared with the position at 30 September 2004 the consolidated Group was additionally expanded by the inclusion of GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 OHG, Lufthansa Malta Holding Ltd. and Lufthansa Malta Aircraft-Leasing Ltd, which were only founded in December 2004. On the other hand, the figures for the first three quarters of 2004 had still partly included the companies belonging to the Chef Solutions division which were sold in June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter of 2004. The following tables show the main consequences of the changes in the consolidated Group compared with the first nine months of 2004.

Balance Sheet

	Group **30 September 2005** €m	of which from changes in the group of consolidated companies in the year 2005 €m
Non-current assets	11,701	333
Current assets	8,024	7
Balance sheet total	19,725	340
Shareholders' equity	4,531	326
Long-term liabilities	7,747	7
Short-term liabilities	7,447	7

Income Statement

	Group **January–September 2005** €m	of which from changes in the group of consolidated companies compared with the interim reporting September 2004 €m
Revenue	13,265	16
Operating income	14,409	17
Operating expenses	– 13,828	– 11
Profit from operating activities	581	6
Financial result	163	320
Income taxes	– 163	– 1
Profit/loss after income taxes	581	325

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**30 September 2005** €m	31 December 2004 €m
from guarantees, bills and cheque charges	672	628
from warranty agreements	1,013	899
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €381m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2004 was €340m.

Of the contingent asset specified in the full-year consolidated financial statements for 2004 in connection with the sale of an equity interest amounting to €14m, a further €3m was realised in the first three quarters of 2005. It is anticipated that another €10m will be received in the coming years.

€5m accrued in the first three quarters of 2005 from an aircraft sale contracted at the end of 2004. This resulted in book profits of €2m. A sales agreement for two more aircraft was concluded in the second quarter of 2005. €4m accrued from this sale in the third quarter of 2005. The book profit of €1m will be realised in the fourth quarter of 2005 with the delivery of the aircraft.

The contingent asset described in the full year's consolidated financial statements for 2004 resulting from a D & O insurance policy in connection with a claim for damages in Scandinavia continues to exist in the amount of €127.5m.

At the end of September 2005 procurement obligations of €3.0bn existed concerning investments in tangible and intangible fixed assets (at 31 December 2004 these obligations had likewise amounted to €3.0bn).

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

In line with the decision of Annual General Meeting held on 25 May 2005, the distributable profit amounting to €137m shown in the parent company's full-year financial statements for 2004 was duly paid out to the shareholders. The dividend for the 2004 financial year amounted to €0.30 per share.

Management

At its meeting on 22 March 2005 Lufthansa's Supervisory Board confirmed Wolfgang Mayrhuber in his post as Chairman of the Executive Board of Deutsche Lufthansa AG and extended his contract, which was due to expire on 31 December 2005, by five years until 31 December 2010.

Asset and financial position in the first three quarters of 2005

The use of the IFRS applicable from 1 January 2005 has necessitated a new balance sheet presentation according to the maturity of assets and liabilities. The figures for the first three quarters of 2004 and at the end of 2004 have been adjusted accordingly.

Assets held for sale	January–September 2005 €m
Assets	
Aircraft and spare engines	13
Financial assets	–
Other assets	3
Equity/Liabilities from assets held for sale	
Equity	–
Liabilities	–

The changes in the group of consolidated companies compared with the end of 2004 and the third quarter of 2004 have an impact on the asset and financial position primarily owing to the first-time consolidation of AirTrust AG. AirTrust values SWISS using the equity method.

The Group's asset total at the end of the third quarter of 2005 amounted to €19.7bn, which was 9.2 per cent or €1.7bn more than the figure at end-2004. The growth was again due almost exclusively to short-term assets, which surged by as much as €1.5bn to €8.0bn. Besides a seasonal and growth-related steep rise in the normal trade receivables there was also a sharp increase in the fair value of the financial derivatives which were definable as short-term. Liquid funds including securities also increased further vis-à-vis the end of 2004. The stock of non-current assets likewise expanded by €0.2bn altogether, largely owing to the acquisition of the shares in SWISS via AirTrust AG. The ratio of non-current assets to total assets consequently fell from 63.9 per cent at the end of 2004 to 59.3 per cent.

On the liabilities side, minority interests count as part of shareholders' equity as from the start of the 2005 financial year. The sharp rise in this item is due to the 51 per cent stake held by the Almea Stiftung in AirTrust AG, which in turn currently holds 99 of the shares in Swiss. The equity increased vis-à-vis the end of 2004 by a total of €0.5bn to €4.5bn. The rise is due mainly to the positive result at the three-quarter stage which outweighs the dividend payout of €137m. Owing to the positive development of shareholders' equity, the sharp balance sheet growth was more than offset in the equity ratio. It increased by 0.8 percentage points to 23.0 per cent.

With a profit before income taxes of €744m, a cash flow from operating activities of €1.3bn was generated. After the first three quarters of 2004 the result before income tax had amounted to €276m and the cash flow €1.4bn. Despite the significantly higher pre-tax result, the cash flow is down over twelve months. This is solely attributable to the change in working capital. The change amounting to –€46m mirrors a marked rise in receivables, whereas liabilities did not expand to the same extent. The rise in receivables at the end of the third quarter is partly attributable to seasonal factors and partly to the contractual changeover of the payment period with a credit card company.

In the first nine months of 2005 a total of €928m was required for investing activities, including the acquisition of securities/fixed-term deposits (2004: €1.2bn), which was fully funded out of the cash flow from operating activities. Of the gross capital expenditure of €1.0bn, €501m was invested in purchases of and advance payments on aircraft. Up to the end of September three new Airbus A330-300s were delivered. A further €340m was expended on financial assets, chiefly equity stakes. In addition, €285m was transferred to the Lufthansa Pension Trust to finance future payments arising from retirement benefit obligations.

A total of €220m was required for financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions as well as interest and dividend payments, with the result that the liquid funds increased by €142m.

As at 30 September the Group's liquid funds exceeded its gross indebtedness by €562m. Its net assets consequently increased by €144m compared with the end of 2004. Lufthansa's gearing, including its retirement benefit obligations, fell to 77.9 per cent (end-2004: 92.5 per cent).

Segment Reporting Lufthansa Group January–September 2005

Business segment information January–September 2005 in €m:

	Passenger Business[1)] Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering**[1)] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Com-panies**	Segment total
External revenue	8,568	1,944	1,317	1,251	–	185	–	13,265
– of which traffic revenue	8,388	1,860	–	–	–	–	–	10,248
Inter-segment revenue	367	11	985	385	–	272	–	2,020
Total revenue	8,935	1,955	2,302	1,636	–	457	–	15,285
Other segment income	890	101	88	118	-27	12	573	1,755
– of which from investments accounted for using the equity method	326	11	12	7	-27	–	0*	329
Cost of materials	5,111	1,322	1,110	702	–	23	19	8,287
Staff costs	1,668	244	704	711	–	171	52	3,550
Amortisation and depreciation	586	102	51	242	–	23	18	1,022
– of which impairments	–	–	–	200	–	–	–	200
Other operating expenses	1,841	317	336	301	–	215	118	3,128
Segment results	**619**	**71**	**189**	**-202**	**-27**	**37**	**366**	**1,053**
– of which from investments accounted for using the equity method	326	11	12	7	-27	–	0*	329
Segment assets	8,751	1,287	2,226	1,144	266	237	3,233	17,144
– of which from investments accounted for using the equity method	600	8	95	71	266	–	3	1,043
Segment liabilities	6,943	740	1,649	778	–	229	2,078	12,417
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	564	30	75	59	–	41	175	944
– of which from investments accounted for using the equity method	92	–	0*	–	–	–	–	92
Other significant non-cash items**	162	18	71	32	–	8	1	292
Average number of employees	35,173	4,788	17,772	28,862	–	3,234	1,102	90,931

**rounded below €1m*
***Essentially transfers to provisions for retirement benefit obligations and other long-term staff provisions. The 2004 figures have been adjusted accordingly.*
[1)]Due to changes in the group of consolidated companies comparability of previous year's figures is limited.

Business segment information January–September 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	8,109	1,776	1,230	1,436	–	172	–	12,723
– of which traffic revenue	7,950	1,702	–	–	–	–	–	9,652
Inter-segment revenue	353	9	1,017	376	–	286	–	2,041
Total revenue	8,462	1,785	2,247	1,812	–	458	–	14,764
Other segment income	520	83	108	83	–142	20	601	1,273
– of which from investments accounted for using the equity method	–2	7	4	10	–142	–	–2	–125
Cost of materials	4,681	1,187	1,116	831	–	36	14	7,865
Staff costs	1,598	256	689	769	–	164	53	3,529
Amortisation and depreciation	488	84	73	129	–	21	13	808
– of which impairments	2	1	–	–	–	–	–	3
Other operating expenses	1,923	331	310	301	–	221	117	3,203
Segment results	**292**	**10**	**167**	**–135**	**–142**	**36**	**404**	**632**
– of which from investments accounted for using the equity method	–2	7	4	10	–142	–	–2	–125
Segment assets	8,191	1,385	1,884	1,408	199	192	3,125	16,384
– of which from investments accounted for using the equity method	182	7	83	69	199	–	4	544
Segment liabilities	7,252	648	1,368	786	–	220	1,422	11,696
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	923	133	61	32	–	34	122	1,305
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	–	55
Other significant non-cash items**	132	17	49	30	–	8	2	238
Average number of employees	34,691	5,063	18,113	30,606	–	3,169	1,136	92,778

**rounded below €1m*
***Essentially transfers to provisions for retirement benefit obligations and other long-term staff provisions. The 2004 figures have been adjusted accordingly.*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–September		Reconciliation January–September		Group January–September	
	2005	2004	**2005**	2004	**2005**	2004
External revenue	13,265	12,723	–	–	13,265	12,723
– of which traffic revenue	10,248	9,652	–	–	10,248	9,652
Inter-segment revenue	2,020	2,041	– 2,020	– 2,041	–	–
Total revenue	15,285	14,764	– 2,020	– 2,041	13,265	12,723
Other segment income	1,755	1,273	– 611	– 203	1,144	1,070
– of which from investments accounted for using the equity method	329	– 125	– 329	125	–	–
Cost of materials	8,287	7,865	– 1,738	– 1,797	6,549	6,068
Staff costs	3,550	3,529	– 4	– 4	3,546	3,525
Amortisation and depreciation	1,022	808	4	– 8	1,026	800
– of which impairments	200	3	–	–	200	3
Other operating expenses	3,128	3,203	– 421	– 462	2,707	2,741
Result	**1,053**	**632**	**–472**	**27**	**581**	**659**
– of which from investments accounted for using the equity method	329	– 125	– 329	125	–	–
Assets	17,144	16,384	2,581	2,895	19,725	19,279
– of which from investments accounted for using the equity method	1,043	544	–	–	1,043	544
Liabilities	12,417	11,696	2,777	3,699	15,194	15,395
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–September 2005 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1)]	6,915	1,309	218	1,440	156	210	–	10,248
Other operating revenue	1,527	682	65	484	184	75	0*	3,017
Total revenue	8,442	1,991	283	1,924	340	285	0*	13,265

**rounded below €1m*
[1)]traffic revenue is allocated by original place of sale

Geographical segment information January–September 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1)]	6,679	1,134	207	1,301	134	197	–	9,652
Other operating revenue	1,390	945	75	461	139	61	0*	3,071
Total revenue	8,069	2,079	282	1,762	273	258	0*	12,723

**rounded below €1m*
[1)]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 September 2005

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator			
			LH	CLH	LCAG	EN
Airbus A300	14	–	14	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	1	26	–	–	–
Airbus A330	11	2	11	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	63	2	63	–	–	–
Boeing 747	32	2	32	–	–	–
MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	12	9	63	–	–
ATR	14	11	–	–	–	14
AVRO RJ85	18	13	–	18	–	–
BAE 146	4	4	–	–	–	4
Total	**375**	**49**	**257**	**81**	**19**	**18**

Leasing rate Lufthansa Group: 13 per cent

*9 *Canadair Jets owned by Lufthansa are currently leased to Eurowings*

On 1 April 1955 – fifty years ago – Lufthansa took off in the tradition of the original Lufthansa, retaining the reputed name and the brand identity of the liquidated airline.
The logo back then was given a contemporary look, with a parabolic curve and capital letters, as shown on the cover of our Interim Report.

Financial Data 2006

2006

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January–March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January–June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January–September 2006

The 3rd Interim Report 2005 is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2005. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or
+49 69 696-9 70 02
Fax: +49 221 826-22 86 or
+49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Member of Dow Jones Sustainability Indexes 05

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/05